
November 2, 2018

Michele Ciavarella
Chief Executive Officer
Newgioco Group, Inc.
130 Adelaide Street West, Suite 701
Toronto, Ontario
Canada M5H 2K4

> **Re: Newgioco Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 26, 2018**
> **File No. 333-228022**

Dear Mr. Ciavarella:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Leslie Marlow, Esq.